

June 11, 2024

Jonathan Solomon
Chief Executive Officer
BiomX Inc.
22 Einstein St., 4th Floor
Ness Ziona, Israel 7414003

> **Re: BiomX Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 28, 2024**
> **File No. 001-38762**

Dear Jonathan Solomon:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 1: Conversion Proposal, page 10

1. We note that you have addressed the consequences of not approving the conversion proposal on page 12. Please revise your disclosure to also address the consequences to stockholders if the conversion proposal is approved, including the resulting ownership of the company. In this regard, please identify the private placement investors who will collectively hold 67.5% of the company's shares post-conversion.

The Merger
Background of the Acquisition, page 55

2. We note that the dated entries in this section disclose that meetings were held from October 2023 to March 2024 to discuss the potential transaction terms, timing, material issues, and the Merger Agreement, among other things; however, no details are disclosed regarding these terms or negotiations. Please revise the entries to disclose the intitial transaction terms, details of revised terms presented to each party, and the negotiations and discussions concerning the merger consideration and equity split. Also revise your

disclosure to present the discussions and negotiations concerning the terms of the convertible preferred shares, including the settlement feature that would require cash payment to preferred holders if the pre-merger company stockholders do not approve the Conversion Proposal.

3. Please revise this section to explain the negotiations and discussions regarding the structure of the merger. Without limitation, explain whether the parties discussed a traditional structure that would have allowed company stockholders to approve or disapprove of the merger or the merger consideration prior to the closing of the transaction. If a traditional structure was discussed, your disclosure should also address why a traditional structure was not chosen and why the resulting structure, which did not provide for stockholder approval prior to closing, was used.

BiomX's Reasons for the Acquisition, page 57

4. Please tell us whether the board considered the transaction structure, which did not provide stockholders with the opportunity to approve or disapprove of the merger consideration prior to closing, in deciding whether to approve the acquisition.

Opinion of BiomX's Financial Advisor, page 59

5. We note that BiomX retained H.C. Wainwright & Co., LLC on March 2, 2024, to render a fairness opinion to the BiomX board. Please describe the method of selection of Wainwright in this capacity.

General

6. Please ensure that all graphics included in the proxy statement are legible. In this regard, we note the tables on pages 62-69.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alla Digilova, Esq.